United States securities and exchange commission logo





                           November 4, 2021

       Robert J. Willette, Esq.
       General Counsel
       Wilks Brothers, LLC
       333 Shops Blvd
       Willow Park, TX 76087

                                                        Re: Dawson Geophysical
Company
                                                            Schedule TO-T
                                                            Filed November 1,
2021 by WB Acquisitions Inc. and Wilks Brothers, LLC
                                                            File No. 5-37717

       Dear Mr. Willette:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T filed November 1, 2021

       General, page i

   1. We note disclosure indicating that (1) if, after two 65% Threshold Extensions have occurred, the 80%
Minimum Condition has not been met, then the Offer will expire unless
                                                        Merger Sub and Target
mutually agree that Merger Sub may accept for purchase Shares tendered in the Offer
even though the 80% Minimum Condition has not been satisfied and
                                                        (2) if Merger Sub
accepts for purchase Shares representing less than the 80% Minimum
                                                        Condition, Merger Sub
and Target may also mutually agree to proceed with holding the
                                                        Target Shareholder
Meeting and seeking the Target Shareholder Approval to consummate the Merger. We also
note disclosure in the third paragraph on page 15 of the Offer to
                                                        Purchase regarding
Merger Sub's intentions following a material change. With a view towards revised
disclosure, please confirm that Merger Sub views the occurrence of scenario (1) as a
material change to the terms of the Offer such that Merger Sub will extend the Offer,
disseminate additional tender offer materials regarding such material
 Robert J. Willette, Esq.
Wilks Brothers, LLC
November 4, 2021
Page 2
         change and extend the Expiration Date if necessary to ensure that the Offer remains open for a minimum of five business days from the date the material change is first published, sent or given to Shareholders.
2. Refer to the preceding comment. Given the materiality of scenario (2) to a Shareholder's tender decision and with a view towards revised disclosure, please advise us whether such additional tender offer materials will provide Shareholders with any clarity regarding whether Merger Sub and Target have agreed to proceed with holding the Target
         Shareholder Meeting and seeking the Target Shareholder Approval to consummate the
         Merger, to the extent such facts are known at the time of Merger Sub's dissemination of such materials or become known during the period following the dissemination of such announcement and prior to the Expiration Date.
3. We note the disclosure on page 27 disclosing that on January 19, 2021, Parent filed a
         Schedule 13D disclosing ownership of 2.3 million shares (approximately 9.7%
         ownership). Please advise us as to Parent's affiliate status with respect to Target. Please
         refer to the definition of    affiliate    in Exchange Act Rule
13e-3(a)(1) and the definition of
         "control" in Exchange Act Rule 12b-2.
Offer to Purchase
Will the Offer be followed by the Merger if not all of the Shares are tendered in the Offer?, page
7

4. Disclosure in this Q&A indicates that "[i]f the 65% Threshold is reached, but the 80%
         Minimum Condition is not met, Parent and Target may mutually agree to amend or waive the 80% Minimum Condition (except for any amendment having the effect of increasing the percentage of Shares required to meet the 80% Minimum Condition above 80%) and close the Offer." Please revise to clarify and reconcile this disclosure with disclosure elsewhere in the Offer to Purchase regarding the "65% Threshold Extension" indicating that Merger Sub will extend the Offer for up to two successive 10 business day extensions in an effort to reach the 80% Minimum Condition. The aforementioned disclosure in the
         Q&A would appear to refer to the parties' actions following expiration of the 65%
         Threshold Extension as opposed to following the Initial Expiration
Date.
5. Refer to the third paragraph in this Q&A. If Merger Sub accepts for purchase Shares representing less than the 80% Minimum Condition, with a view towards revised disclosure, please advise why Merger Sub and Target "may" as opposed to "will" agree to proceed with holding the Target Shareholder Meeting and seeking the Target Shareholder
FirstName LastNameRobert J. Willette, Esq.
       Approval to consummate the Merger. For example, describe what considerations will
Comapany    NameWilks
       impact            Brothers,
               whether the   parties LLC
                                     decide to proceed with the shareholder
meeting following
       consummation
November   4, 2021 Pageof 2the tender offer.
FirstName LastName
 Robert J. Willette, Esq.
FirstName LastNameRobert     J. Willette, Esq.
Wilks Brothers, LLC
Comapany 4,
November   NameWilks
             2021        Brothers, LLC
November
Page 3    4, 2021 Page 3
FirstName LastName
Offer to Purchase
Until what time can I withdraw tendered Shares?, page 10

6. Refer to the second sentence of this FAQ. With a view towards revised disclosure, please advise us why Merger Sub might not accept Shares for payment by the Offer End Date.
Introduction, page 12

7. Disclosure on page 13 indicates that "[i]n certain situations, Target and Parent may mutually agree to amend or waive the 80% Minimum Condition and close the Offer."
         Refer to our comment regarding material changes and the requirement that five business days remain in the offer following dissemination of such material change. Please revise to clarify that any such amendment or waiver in the above disclosure will be conducted consistent with such requirement.
Terms of the Offer, page 14

8. Disclosure in the third paragraph on page 14 indicates that "[w]e have agreed in the
         Merger Agreement that, subject to our right to terminate the Merger Agreement pursuant to its terms, if any of the Offer Conditions are not satisfied or waived at any scheduled
         Expiration Date, Merger Sub shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the rules and regulations of NASDAQ or applicable law. " With a view towards disclosure, please describe the circumstances when this
         Merger Agreement would apply. For example, if the 65% Threshold is not met, please advise us if the parties anticipate that Merger Sub would be able to terminate the offer without delay or instead would only do so after an extension. Withdrawal Rights, page 19

9. Refer to the top of page 20. Such disclosure suggests that the Depositary may, on behalf of the bidder, retain all shares indefinitely. Please revise to clarify the potential duration that the Depositary may retain the Shares if a tendering Shareholder were to properly request withdrawal. Refer to Merger Sub's obligations under Exchange Act Rule 14e-
         1(b).
Offer to Purchase
Conditions of the Offer, page 45

10. Condition (C) refers to the defined term "Burdensome Condition" but such term is not found in section 16. Please advise or revise.
11. We note the statement in the last paragraph on page 47 that "[t]he failure or delay by
         Parent or Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time." This statement suggests that
 Robert J. Willette, Esq.
Wilks Brothers, LLC
November 4, 2021
Page 4
       the offerors may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without the offerors making a disclosure. We remind the offerors that they must amend the offer to disclose
       material changes, which may include the    triggering    of a material
offer condition. To the
       extent the offerors become aware of any condition being    triggered
that would enable
       them to terminate the offer or otherwise cancel their obligation to accept tenders, and the offerors elect to proceed with the Offer anyway, we view that decision as being tantamount to a waiver of the condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the parties' understanding of both points in your response letter.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameRobert J. Willette, Esq.
                                                            Division of
Corporation Finance
Comapany NameWilks Brothers, LLC
                                                            Office of Mergers &
Acquisitions
November 4, 2021 Page 4
cc:       Michael S. Telle
FirstName LastName